UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Microwave Filter Company, Inc.
(Name of Issuer)

Common stock, par value $.10 per share
(Title of Class of Securities)

595176108
(CUSIP Number)

PAUL D. SONKIN
HUMMINGBIRD MANAGEMENT, LLC
575 Madison Avenue - 9th Floor
New York, New York 10022
212-750-7117
psonkin@hummingbirdvalue.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON HUMMINGBIRD VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,178
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 148,178
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON TARSIER NANOCAP VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,017
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 200,017
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON HUMMINGBIRD CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 348,195
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON HUMMINGBIRD MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 348,195
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON PAUL D. SONKIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 348,195
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 595176108

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.  Specifically, as previously reported, Hummingbird Management (as defined below) served as the investment manager of certain managed accounts (the “Managed Accounts”). Effective March 7, 2013, Hummingbird Management terminated its Investment Managed Account Agreement with respect to the Managed Accounts.  Accordingly, Hummingbird Management no longer has any voting or dispositive power with respect to the Shares held in the Managed Accounts and can no longer be deemed to beneficially own such Shares.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Hummingbird Value Fund, L.P., a Delaware limited partnership (“Hummingbird Value”), with respect to the Shares directly and beneficially owned by it;

(ii)	Tarsier Nanocap Value Fund, L.P., a Delaware limited partnership (“Tarsier”), with respect to the Shares directly and beneficially owned by it;

(iii)	Hummingbird Capital, LLC, a Delaware limited liability company (“Hummingbird Capital”), which serves as the general partner of each of Hummingbird Value and Tarsier;

(iv)	Hummingbird Management, LLC, a Delaware limited liability company (“Hummingbird Management”), which serves as the investment manager of each of Hummingbird Value and Tarsier; and

(v)	Paul D. Sonkin (“Mr. Sonkin”), who serves as the managing member of each of Hummingbird Management and Hummingbird Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to the Schedule 13D.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) is hereby amended and restated to read as follows:

(c)           The principal business of each of Hummingbird Value and Tarsier is serving as a private investment fund.  The principal business of Hummingbird Capital is serving as the general partner of each of Hummingbird Value and Tarsier.  The principal business of Hummingbird Management is serving as the investment manager of each of Hummingbird Value and Tarsier.  The principal occupation of Mr. Sonkin is serving as the managing member of each of Hummingbird Management and Hummingbird Capital.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Hummingbird Value and Tarsier were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase cost of the 348,195 Shares beneficially owned in the aggregate by Hummingbird Value and Tarsier is approximately $256,200, excluding brokerage commissions.

CUSIP NO. 595176108

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,585,161 Shares outstanding as of February 22, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement in connection with the 2013 annual meeting of shareholders of the Issuer, filed with the Securities and Exchange Commission on March 1, 2013.

As of the close of business on March 26, 2013, Hummingbird Value directly owned 148,178 Shares, constituting approximately 5.7% of the Shares outstanding.  As of the close of business on March 26, 2013, Tarsier directly owned 200,017 Shares, constituting approximately 7.7% of the Shares outstanding.  As the general partner of each of Hummingbird Value and Tarsier, Hummingbird Capital may be deemed to beneficially own the 348,195 Shares owned in the aggregate by Hummingbird Value and Tarsier, constituting approximately 13.5% of the Shares outstanding. As the investment manager of each of Hummingbird Value and Tarsier, Hummingbird Management may be deemed to beneficially own the 348,195 Shares owned in the aggregate by Hummingbird Value and Tarsier, constituting approximately 13.5% of the Shares outstanding.  Mr. Sonkin, as the managing member of each of Hummingbird Management and Hummingbird Capital, may be deemed to beneficially own the 348,195 Shares owned in the aggregate by Hummingbird Value and Tarsier, constituting approximately 13.5% of the Shares outstanding.

(b)           By virtue of his position with Hummingbird Management and Hummingbird Capital, Mr. Sonkin has the sole power to vote and dispose of the Shares beneficially owned by each of Hummingbird Value and Tarsier.

(c)           The Reporting Persons have not engaged in any transactions in securities of the Issuer during the past 60 days.

CUSIP NO. 595176108

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2013	HUMMINGBIRD VALUE FUND, L.P.

	By:	Hummingbird Capital, LLC its General Partner

	By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

TARSIER NANOCAP VALUE FUND, L.P.

	By:	Hummingbird Capital, LLC its General Partner

	By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CAPITAL, LLC

	By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD MANAGEMENT, LLC

	By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN

CUSIP NO. 595176108